Exhibit 99.2

29 January 2018 - 8am

NOTICE PUBLISHED BY THE FINANCIAL SERVICES AND MARKETS AUTHORITY PURSUANT TO ARTICLE 7 OF THE ROYAL DECREE OF 27 APRIL 2007 ON TAKEOVER OFFERS

The Financial Services and Markets Authority (“FSMA”), pursuant to Article 7 of the Royal Decree of 27 April 2007 on takeover offers (the “Takeover Decree”), hereby publishes the notice it received on 29 January 2018, in accordance with Article 5 of the Takeover Decree, whereby Sanofi, société anonyme, a company incorporated under the laws of France, with its registered office at 54, rue La Boétie, 75008 Paris, France, registered with the Registre du Commerce et des Sociétés (Paris) under number 395.030.844 (the “Offeror”), proposes making a voluntary and conditional offer in cash (the “Offer”) for the outstanding shares (including the American Depositary Shares), warrants and convertible bonds issued by Ablynx NV (the “Company’s Securities”), a public limited liability company incorporated under the laws of Belgium, with its registered office at Technologiepark 21, 9052 Ghent, Belgium, registered with the Registre des Personnes Morales of Ghent (Register of Legal Entities) under company number 0475.295.446 and whose shares are listed on the regulated market of Euronext Brussels, whose American Depository Shares are listed on NASDAQ Global Select Market and whose Bonds (as defined below) are listed on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange (the “Company”).

The Offer extends to all ordinary shares (“Shares”), 2,772,506 outstanding warrants and 282,500 warrants that have been offered in January 2018 prior to the date of this Notice but that have not yet been accepted and/or of which the actual issuance has not yet been enacted, giving right to 2,950,006 shares (since 210,000 of the outstanding warrants (‘issue 5’) give right to 105,000 new shares) (“Warrants”), and 984 convertible bonds (“Bonds”) issued by the Company which are not yet held by the Offeror or persons related to it (the “Belgian Tender Offer”). A tender offer under applicable U.S. law will simultaneously be made with respect to the 13,144,500 American Depositary Shares (“ADS”), wherever their holders are located, and holders of Shares who are resident in the U.S. (the “U.S. Tender Offer”). The Offeror offers EUR 45 for each share of the Company, EUR 310,992 for each convertible bond of the Company, the USD equivalent upon payment of EUR 45 for each ADS of the Company and an offer price per Warrant as set forth in Schedule 1 attached to this notice.

The Offer is subject to the following conditions precedents:

(a)	there have been tendered (and not withdrawn) Shares, Warrants, Bonds and ADSs representing at least 75% of the number of Shares at the end of the initial acceptance period of the Belgian Tender Offer;

(b)	(i) the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated and (ii) the consent or approval required under any Antitrust Law of Germany applicable to the transactions contemplated by this Offer shall have been received, subject, however, to Article 4 of the Takeover Decree;

(c)	no change or event has occurred prior to the publication of the results of either of the Belgian Tender Offer and the U.S Tender Offer that results in, or is at that moment reasonably likely to result (in such case, as confirmed by an independent expert), a loss (including loss of net asset value) or liability of the Company or its subsidiary, taken as a whole, with an impact on the consolidated net asset value of the Company and its subsidiary on an after tax basis exceeding EUR 500 million (a “Material Adverse Change”); provided, however, that none of the following shall be deemed of itself to constitute a Material Adverse Change: (i) any change in the market price or trading volume of Company shares; (ii) any general evolution on the stock exchange markets; (iii) any adverse effect resulting from or arising out of the announcement or anticipated consummation of either tender offer including any such effects on employees, customers, vendors, suppliers, distributors, partners, lenders, contractors or other third parties; (iv) any changes in applicable law (or the interpretation thereof); (v) the threat, occurrence, escalation, outbreak or worsening of any natural disaster, force majeure event, acts of God, acts of war, police or military action, armed hostilities, sabotage or terrorism or (vi) any change arising out of conditions affecting the economy or industry of the Company in general which does not affect the Company in a materially disproportionate manner relative to other participants in the economy or such industry, respectively;

(d)	with respect to the U.S. Tender Offer only, the Belgian Tender Offer, has not been withdrawn (“intrekking”) by the Offeror as permitted by Belgian applicable law; and

(e)	there is no judgment issued by a court of competent jurisdiction or mandatory order by a governmental authority in the United States (whether federal, state or local) that would make the U.S. Tender Offer illegal or otherwise prohibit the consummation thereof.

The abovementioned conditions precedent are stipulated for the sole benefit of the Offeror, which reserves the right to waive them, in whole or in part, at any time. If any of the abovementioned conditions precedent are not fulfilled, the Offeror shall announce its decision on whether to waive the (these) condition(s) precedent, no later than the time at which the results of the initial acceptance period of the Belgian Tender Offer are announced.

If the applicable requirements are met, the Offeror intends to re-open the Belgian Tender Offer and/or to make a squeeze-out offer pursuant to Articles 35, 42 and 43 of the Takeover Decree and Article 513 of the Company Code. The Offeror reserves the right to reopen the Belgian Tender Offer voluntarily at its sole discretion.

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